Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

In this report, as used herein, and unless the context suggests otherwise, the terms “EUDA,” “Company,” “we,” “us” or “our” refer to the combined business of Euda Health Holdings Limited and its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on June 28, 2023 (the “2022 Form 10-K”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2022 Form 10-K under “Item 1A. Risk Factors” or in other parts of the 2022 Form 10-K.

Results of Operations

Comparison of the Six Months Ended June 30, 2023 and 2022

	For the Six Months Ended June 30,
	2023 (Unaudited)	2022 (Unaudited)	Change	Percentage Change
Revenues	$2,805,820	$5,095,060	$(2,289,240)	(44.9)%
Cost of revenues	2,104,217	3,163,172	(1,058,955)	(33.5)%
Gross profit	701,603	1,931,888	(1,230,285)	(63.7)%
Selling expenses	531,095	650,800	(119,705)	(18.4)%
General and administrative expenses	4,063,863	2,930,932	1,132,931	38.7%
Impairment loss on long-lived assets	124,662	-	124,662	100.0%
Research and development expenses	16,616	10,141	6,475	63.8%
Loss from operations	(4,034,633)	(1,659,985)	(2,374,648)	143.1%
Other (loss) income, net	(4,477,676)	122,371	(4,600,047)	(3,759.1)%
Provision for income taxes	862	97,953	(97,091)	(99.1)%
Net loss	(8,513,171)	(1,635,567)	(6,877,604)	420.5%
Less: Net income attributable to noncontrolling interest	1,132	2,226	(1,094)	(49.1)%
Net loss attribute to EUDA	$(8,514,303)	$(1,637,793)	$(6,876,510)	419.9%

Revenues

Our revenues are derived from medical services, product sales, and property management services. Total revenues decreased by approximately $2.3 million, or 44.9%, to approximately $2.8 million for the six months ended June 30, 2023 as compared to approximately $5.1 million for the six months ended June 30, 2022. The decrease of the total revenue was mainly attributable to the decrease of our medical service and our property management services by approximately $2.0 million and $0.3 million, respectively.

Our revenues from our revenue categories are summarized as follows:

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022	Change	Change (%)
	(Unaudited)	(Unaudited)
Revenues
Medical services – specialty care	$1,002,810	$2,924,592	$(1,913,782)	(65.7)%
Medical services – general practice	-	62,466	(62,466)	(100.0)%
Medical services – general practice (related parties)	-	135	(135)	(100.0)%
Medical services – subtotal	1,002,810	2,987,193	(1,984,383)	(66.4)%
Product sales	-	7,653	(7,653)	(100.0)%
Property management services	1,803,010	2,100,214	(297,204)	(14.2)%
Total revenues	$2,805,820	$5,095,060	$(2,289,240)	(44.9)%

Medical services

Revenues from medical services decreased by approximately $2.0 million, or 66.4%, to approximately $1.0 million for the six months ended June 30, 2023 from approximately $3.0 million for the six months ended June 30, 2022. The decrease was mainly due to decrease in average usage of our specialty care services per corporate client from approximately $5,000 for the six months ended June 30, 2022 to approximately $2,400 for the six months ended June 30, 2023 as less employees/patients was reported injured and seek for our medical service from our corporate clients. Approximately 1,200 and 2,900 employees/patients from our corporate clients had utilized our healthcare services during the six months ended June 30, 2023 and 2022, respectively. As a result, our corporate clients had utilized less of our specialty healthcare services.

In addition, decrease in revenue from medical services is also attributable to decrease in number of our corporate clients from approximately 600 for the six months ended June 30, 2022 to approximately 420 for the six months ended June 30, 2023 due to increase market competition as some of our customers had switched to other competitors’ medical network

Product sales

We did not generate revenues from product sales for the six months ended June 30, 2023 while we have insignificant revenue generated for the six months ended June 30, 2022.

Property management services

Revenues from property management services decreased by approximately $0.3 million, or 14.2%, to approximately $1.8 million for the six months ended June 30, 2023 from approximately $2.1 million for the six months ended June 30, 2022. Property management services revenue decreased mainly due to the decrease of property management fees that we charged to manage the units and are partially offset by the increase in units that we managed with and without our security guard services. The number of properties managed without security guard service increased from 35 units for the six months ended June 30, 2022 to 38 units for the six months ended June 30, 2023. The number of properties managed with security guard services increased from 10 units for the six months ended June 30, 2022 to 13 units for the six months ended June 30, 2023. Currently, we do not have any property management services provided to any medical clinics.

Our percentage of property management services revenue from each property type are summarized as follows:

	For the Six Months Ended	For the Six Months Ended
	June, 2023	June 30, 2022
	(Unaudited)	(Unaudited)
Residential Apartments	69%	55%
Commercial Units	31%	45%

Historically, we provided more property management services in the residential apartments than in the commercial units during the six months ended June 30, 2023 and 2022.

Cost of Revenues

Total cost of revenues decreased by approximately $1.1 million or 33.5%, to approximately $2.1 million for the six months ended June 30, 2023 as compared to approximately $3.2 million for the six months ended June 30, 2022. The decrease in cost of revenues was mainly due to the decrease of cost of revenue from property management service and the decrease of cost of revenue from medical services.

Our cost of revenues from our revenue categories are summarized as follows:

	For the Six Months Ended	For the Six Months Ended
	June 30, 2023	June 30, 2022	Change	Change (%)
	(Unaudited)	(Unaudited)
Cost of revenues
Medical services – specialty care	$744,897	$1,049,786	$(304,889)	(29.0)%
Medical services – specialty care (related party)	-	496,383	(496,383)	(100.0)%
Medical services – general practice	-	17,269	(17,269)	(100.0)%
Medical services– subtotal	744,897	1,563,438	(818,541)	(52.4)%
Product sales	-	9,491	(9,491)	(100.0)%
Property management services	1,359,320	1,590,243	(230,923)	(14.5)%
Total cost of revenues	$2,104,217	$3,163,172	$(1,058,955)	(33.5)%

Our cost of revenues from medical services decreased by approximately $0.8 million or 52.4% to approximately $0.7 million for the six months ended June 30, 2023 from approximately $1.6 million for the six months ended June 30, 2022. The decrease in cost of revenues from our medical services was due to the decrease in our revenues from medical services as demand lessened. The decrease in cost of revenues from medical services – specialty care of approximately $0.3 million or 29.0% was mainly because beginning in April 2022, we directly utilized the third-party clinic service providers and no longer utilized our related party vendor, Cadence Health Pte. Ltd. (“Cadence”). Same reason was applied to the decrease in cost of revenues from medical services – specialty care (related party) of approximately $0.5 million or 100.0%. Historically, EUDA’s specialty care medical services provided by the third-party clinic service providers were insignificant until March 2022 and the majority of the cost of revenue from EUDA’s specialty care medical services for the six months ended June 30, 2022 were provided by third-party clinic service providers. Our general practice medical services were insignificant to our operations for the six months ended June 30, 2023 and 2022.

Our cost of revenues from property management services decreased by approximately $0.2 million, or 14.5%, to approximately $1.4 million for the six months ended June 30, 2023 from approximately $1.6 million for the six months ended June 30, 2022. The decrease in cost of revenues from property management services is in line with our decrease of revenues from property management services which was mainly due to the decreased number of services that we were required to be managed, and the decreased number of property management employees.

Gross Profit

Our gross profit from our major revenue categories is summarized as follows:

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022	Change	Change (%)
	(Unaudited)	(Unaudited)
Medical services
Gross profit	$257,913	$1,423,755	$(1,165,842)	(81.9)%
Gross profit percentage	25.7%	47.7%	(21.9)%

Product sales
Gross loss	$-	$(1,838)	$1,838	(100.0)%
Gross loss percentage	-%	(24.0)%	24.0%

Property management services
Gross profit	$443,690	$509,971	$(66,281)	(13.0)%
Gross profit percentage	24.6%	24.3%	0.3%

Total
Gross profit	$701,603	$1,931,888	$(1,230,285)	(63.7)%
Gross profit percentage	25.0%	37.9%	(12.9)%

Our gross profit decreased by approximately $1.2 million, or 63.7%, to approximately $0.7 million for the six months ended June 30, 2023 from approximately $1.9 million for the six months ended June 30, 2022. The decrease in gross profit is primarily due to decrease of gross profit from medical service as a result of the decrease of revenue from medical. The decrease in gross profit was also due to the decrease of our revenues from our property management services.

For the six months ended June 30, 2023 and 2022, Our overall gross profit percentage was 25.0% and 37.9%, respectively. The decrease in gross profit percentage of 12.9% was primarily due to the decrease of our medical services gross profit percentage of 21.9%.

Gross profit percentage for medical services was 25.7% and 47.7% for the six months ended June 30, 2023 and 2022, respectively. The decrease of gross profit percentage of 21.9% was mainly due to price increase from our major third-party service providers. Beginning in April 2022, we directly utilized clinic service from the third-party providers instead of from our related party, Cadence.

Operating Expenses

Total operating expenses increased by approximately $1.1 million, or 31.9%, to approximately $4.7 million for the six months ended June 30, 2023 from approximately $3.6 million for the six months ended June 30, 2022. The increase was mainly attributable to the increase of general and administrative expenses of approximately $1.1 million, the increase of impairment loss on long-lived assets of approximately $0.1 million, offset by the decrease of selling expenses of approximately $0.1 million.

An increase of approximately $1.1 million in general and administrative expenses was mainly attributable to an approximately $0.3 million increases in professional fees, including but not limited to, attorney, auditors and consulting expenses as we had become a U.S. publicly listed company in November 2022 as well as an approximately $0.5 million increase in provision for credit losses on receivable related to our medical service practice.

An increase of approximately $0.1 million in impairment loss on long-lived assets was mainly attributable to the impairment loss on our operating right-of-use (“ROU”) assets in the headquarter office of our healthcare practice. In September 2023, our management has decided to cease our current medical service practice as we are in the process of transitioning to other medical service field. As a result, we are not expecting to continue to generate cash flow in our medical service practice and decided to fully write-off our ROU assets in our medical service practice.

A decrease of approximately $0.1 million in selling expenses was mainly attributable to the approximately $0.3 million decrease in sales commission paid to our sales representative as a result of less revenue generated for the six months ended June 30, 2023, partially offset by the approximately $0.2 million increase in advertising, marketing and entertainment expenses as we increased spending in more advertisement posting, and corporate relationship to develop more potential corporate clients.

Other (expenses) income, net

Our other (expenses) income, net is summarized as follows:

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022	Change	Change (%)
	(Unaudited)	(Unaudited)
Other (Expense) Income
Interest expense, net	$(18,759)	$(32,086)	$13,327	(41.5)%
Gain on disposal of a subsidiary	-	30,055	(30,055)	(100.0)%
Change in fair value of prepaid forward purchase liabilities	(1,303,658)	-	(1,303,658)	(100.0)%
Other income, net	126,169	124,402	1,767	1.4%
Loss on settlement of prepaid forward contracts	(2,635,816)	-	(2,635,816)	(100.0)%
Loss on debt settlement	(645,612)	-	(645,612)	(100.0)%
Total Other (Expense) Income, net	$(4,477,676)	$122,371	$(4,600,047)	(3,759.1)%

Total other expense, net was amounted to approximately $4.5 million for the six months ended June 30, 2023 while total other income, net was amounted to approximately $0.1 million for the six months ended June 30, 2022. The changes were mainly due to the following:

Interest expense, net

The interest expense, net decreased by approximately $13,000 was primarily due to less outstanding loans with similar interest rate and credit card facilities fee during the six months ended June 30, 2023 as compared to the same period in 2022.

Gain on disposal of a subsidiary

Gain on disposal of a subsidiary decreased by approximately $30,000 as we disposed a clinic in March 2022, which resulted in a gain of approximately $30,000. We did not have such transaction in the six months ended June 30, 2023.

Change in fair value of prepaid forward purchase liabilities

We incurred a loss from change in fair value of prepaid forward purchase liabilities amounted approximately $1.3 million for the six months ended June 30, 2023 as we entered into two equity prepaid forward transactions in November 2022, which required for fair value accounting. Due to our stock price has significantly dropped after our Company listed in NASDAQ on November 17, 2022, the fair value of the prepaid forward purchase liabilities also decreased significantly.

Other income, net

Other income, net are consistent in each of the six months ended June 30, 2023 and 2022 in the amount of approximately $0.1 million mainly contributable from the government grant from Singapore Job Scheme.

Loss on settlement of prepaid forward contracts

We incurred a loss on our settlement of prepaid forward contracts that amounted to approximately $2.6 million for the six months ended June 30, 2023 as we entered into amendments to the Prepaid Forward Agreements to amend the definition of “Maturity Consideration” to settle the prepaid forward contracts with the issuance of 1,600,000 ordinary shares.

Loss on debt settlement

We incurred a loss on our debt settlements that amounted to approximately $0.6 million for the six months ended June 30, 2023 as we entered into four settlement agreements to settle our debt incurred with various lenders and converted the balance with the issuance of our ordinary shares to the lenders.

Provision for income taxes

Our provision for income taxes decreased by approximately $0.1 million for the six months ended June 30, 2023 as compared to the same period in 2022. Our provision for income taxes amounted to approximately $860 and $0.1 million for the six months ended June 30, 2023 and 2022, respectively. The decrease in provision for income taxes is mainly due to decrease of net income before income tax.

Net loss

We incurred a net loss was approximately $8.5 million and $1.6 million for the six months ended June 30, 2023 and 2022, respectively. Increases in net loss from the six months ended June 30, 2022 to the same period in 2023 was predominately due to the reasons as discussed above.

Liquidity and Capital Resources

In assessing liquidity, we monitor and analyze cash on-hand and operating and capital expenditure commitments. Our liquidity needs are to meet working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings from banks, private lenders, third parties and related parties and cash generated from operations have been utilized to finance working capital requirements. As of June 30, 2023, our working capital deficit was approximately $6.4 million, and we had cash of approximately $0.3 million.

We have experienced recurring losses from operations and negative cash flows from operating activities since 2020 as the digital health industry is relatively immature and rapidly evolving, and it is uncertain whether it will achieve and maintain high levels of demand, consumer acceptance and market adoption. Our success will substantially depend on the willingness of our clients’ members or patients to adopt, and the frequency and extent of their utilization of, our services and solutions, as well as on our ability to demonstrate the value of digital health to employers, health plans, government agencies and other purchasers of healthcare for beneficiaries. If our clients, members or patients do not acknowledge the benefits of our services or platform, or if our services are not competitive, then the market may not develop at all, or we may develop slower than we expect. Similarly, individual and healthcare industry concerns or negative publicity regarding patient confidentiality and privacy in the context of digital health could restrict market acceptance of our healthcare services. An occurrence of any of these events could have a material adverse effect on our business, financial condition, or results of operations.

A potential economic recession and uncertainty in financial markets have resulted in changes in market conditions and produced market volatility. The impact of inflation and rising interest rates may affect the financial performance of the customers we serve and influence customer demand. Despite these uncertainties, we continue to seek growth in terms of new and additional corporate clients for property management business and also seek for new business line. If we are unable to retain the active customers while attracting new customers, it could result in a loss of future revenue and will deteriorate our liquidity and operating cash flow. As a result, we have an ongoing need to raise additional cash from outside sources to fund our expansion plan and related operations. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support our cost structure. In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about our ability to continue as a going concern within one year after the date that our unaudited condensed consolidated financial statements are issued. The management’s plan in addressing this uncertainty is through the following sources:

●	other available sources of financing from Singapore banks and other financial institutions or private lenders,
●	financial support and credit guarantee commitments from our related parties; and
●	equity financing.

In light of the disparity between the exercise price of the warrants and our current trading price, it is very unlikely that any potential proceeds from the exercise of our warrants will be realized in the near future. We are in active discussions with underwriters regarding a potential financing transaction through the issuance of convertible or equity financing to improve our liquidity and capital resource needs. However, there is no assurance that management will be successful in our financing plans. Should we need to seek additional capital prior to the potential convertible notes financing transaction, we may continue to go to our related parties for additional financial support. If the trading price of our ordinary shares experiences a further decline following or as a result of this offering, it will negatively impact our ability to raise additional capital on favorable terms, if at all.

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and, as such, the financial statements do not include any adjustments relating to the recoverability and classification of recorded amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

Major Development and Business Overview

On September 8, 2023, the Board of Directors held a Board meeting and all Members of Board of Directors has thoroughly reviewed the current market conditions and strategic considerations, and reached to a resolution that disposing of certain medical-related business units is in the best interests of the Company and its shareholders. The proceeds from the disposal shall be allocated in accordance with the financial strategy outlined by the CFO, with consideration given to reinvestment opportunities and shareholder value. The Company has assessed the Board’s resolution about the disposing of certain medical-related business unit and determined that it qualifies as discontinued operations under ASC205-20.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.